PROSPECTUS

                           1,472,147 SHARES

                         CV THERAPEUTICS, INC.

                             ------------

                             COMMON STOCK

                             ------------

     This Prospectus relates to 1,472,147 shares of Common Stock (the "Shares"), with a par value of $0.001 (the "Common Stock") of CV Therapeutics, Inc. (the "Company" or "CVT") which may be offered and sold by certain stockholders of the Company (the "Selling Securityholders"). Of such shares, 75,000 were issued by the Company pursuant to an Amendment to License Agreement by and between the Company and Syntex (U.S.A.), Inc., dated as of July 3, 1997 (the "License Agreement") and 1,397,147 were issued by the Company pursuant to a Common Stock Purchase Agreement by and between the Company and Biotech Target S.A., dated as of October 7, 1997 (the "Private Placement Agreement").

     The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Securityholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders hereof. See "Plan of Distribution."

     The Selling Securityholders, directly or through agents, dealers or underwriters, may sell the Shares offered hereby from time to time on terms to be determined at the time of sale. The Company's Common Stock is traded on the Nasdaq National Market System under the symbol CVTX.

                             ------------

       THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" ON PAGES 5-12.

                             ------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
             ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                  REPRESENTATION TO THE CONTRARY IS A
                           CRIMINAL OFFENSE.

     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $27,296. The aggregate proceeds to the Selling Securityholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Act. The Company has agreed to indemnify certain of the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Act.

        The date of this Prospectus is December 9, 1997.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

                      AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

     Additional information regarding the Company and the Shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this Prospectus:

(1) The Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed on March 28, 1997, as amended on Form 10-K/A filed on April 25, 1997, including all matters incorporated by reference therein;

(2)  The Proxy Statement for the Company's 1997 Annual Meeting of
     Stockholders, filed on May 15, 1997, including all matters incorporated by reference therein;

(3) The Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, including all matters incorporated by reference therein; and

(4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on October 30, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                 2.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California, 94304, telephone number (415) 812-0585.

     The discussions in this Prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein and in such incorporated documents. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading "Risk Factors" herein, as well as those discussed in the documents incorporated herein by reference.

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                                  3.

                             THE COMPANY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     CVT is a biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases.

     CVT was incorporated in Delaware in December 1990. The Company's executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and its telephone number is (415) 812-0585.

                            THE OFFERING

Shares offered ............  Up to 1,472,147 Shares, all of which are being offered by the Selling Securityholders.(1)

Use of Proceeds ...........  The Company will not receive any of the proceeds from the sale of the Shares by the Selling
                             Securityholders.

Nasdaq Symbol .............  CVTX.

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(1)  The 1,472,147 shares of Common Stock were issued by the Company pursuant to the License Agreement and the Private Placement Agreement.

                           USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.

                           DIVIDEND POLICY

     The Company has never paid cash dividends. The Company's Board of Directors currently intends to retain any earnings for use in the Company's business and does not anticipate paying any cash dividends in the foreseeable future.

This Prospectus includes trademarks and trade names of the Company and certain other companies.


                                  4.

                          RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND THE COMMON STOCK OFFERED HEREBY.

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT

     The Company is at an early stage of development and must be evaluated in light of the uncertainties and complications present in an early stage biopharmaceutical company. In addition, all of the Company's products are at an early stage of development. Since the Company's inception in 1990, substantially all of the Company's resources have been dedicated to research and development, and the Company has not generated any product revenue. Because all of the Company's potential products are in research, preclinical or clinical development, product revenues will not be realized for at least several years, if at all. Drug discovery methods based upon molecular cardiology are relatively new, and there can be no assurance that the Company will be able to employ these methods of drug discovery successfully or that these methods will lead to the development of commercially viable pharmaceutical products. Certain of the Company's compounds within the Company's cell cycle and adenosine A1 receptor programs are in the early stages of research and development, and the Company cannot predict when, if ever, it will commence clinical trials for such new compounds. There can be no assurance that any of the Company's product development efforts will be successfully completed, that any of the Company's products will be proven to be safe and effective, that regulatory approvals will be obtained at all or be as broad as sought, that the Company's products will be capable of being produced in commercial quantities or that any products, if introduced, will achieve market acceptance.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     The Company's potential products are subject to the risks of failure inherent in the development of pharmaceutical products and will require additional development, preclinical studies, clinical trials and regulatory approval prior to commercialization. The results from preclinical studies and early clinical trials may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company or its collaborators will demonstrate sufficient safety and efficacy to obtain the requisite approvals or that marketable products will result. For example, in November 1995, based on unfavorable efficacy data from a Phase II trial, the Company terminated its development program for the CVT-1 product for treatment of primary hypercholesterolemia.

     The Company currently has only two products in clinical development, ranolazine and CVT-124. The rate of completion of the Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in finding a sufficient number of patients fitting the appropriate trial profile or difficulty in obtaining sufficient supplies of clinical trial materials or adverse events occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. There can be no assurance that the Company's drug development efforts will progress as expected or that such efforts will lead to the further development and regulatory approval of any product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of the Company's development programs will be successfully completed, that any investigational new drug ("IND") applications will become effective or that additional clinical trials will be allowed by the Food and Drug Administration ("FDA") or other regulatory authorities or that clinical trials will commence as planned. As a result of FDA reviews or complications that may arise in any phase of the clinical trial program, there can be no assurance that the proposed schedules for IND and clinical protocol submissions to the FDA,


                                  5.

initiations of studies and completions of clinical trials can be maintained. Any delays in the Company's clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON COLLABORATIVE AND LICENSING ARRANGEMENTS

     The Company's strategy for the research, development and commercialization of its product candidates has required, and will continue to require, the Company to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, and the Company will therefore be dependent upon the success of these parties in performing their responsibilities. There can be no assurance that the Company will be able to enter into additional collaborative arrangements or license agreements on acceptable terms, or at all, or that any or all of the contemplated benefits from such collaborative arrangements or license agreements will be realized. Failure to obtain and maintain such arrangements or agreements would result in delays in the development of the Company's proposed products, the inability to proceed with the development, manufacture or sale of products, or the loss of third party licenses or could require the Company to fund development of a particular product candidate internally. If the Company were required to fund development internally, its future capital requirements would increase substantially. There can be no assurance that the Company could obtain additional funds to meet such increased capital requirements on acceptable terms, or at all.

     Under the Company's collaborative arrangement with Biogen, Inc. and a wholly-owned subsidiary of Biogen, Inc. (collectively, "Biogen"), Biogen is responsible for pursuing all aspects of commercialization of CVT-124, including but not limited to manufacturing clinical quantities of CVT-124, conducting additional clinical trials, pursuing regulatory approvals, scaling-up manufacturing processes and establishing marketing and sales capabilities. The Company's relationship with Biogen may be terminated by Biogen upon notice ranging from 60 to 90 days. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain of the collaborative arrangements that the Company may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, for manufacturing and for preparation and submission of applications for regulatory approval of potential pharmaceutical products. The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products. Should a collaborative partner fail to develop or commercialize successfully any product candidate to which it has rights, the Company's business financial condition and results of operations may be materially and adversely affected. There can be no assurance that collaborators will not pursue other technologies or product candidates either on their own or in collaboration with others.

     Collaborative arrangements may also require the Company to expend funds and to meet certain milestones, and there can be no assurance that the Company will be successful in doing so. The Company's agreement with the University of Florida Research Foundation, Inc. in the area of adenosine receptors requires the Company to reach certain preclinical and clinical milestones within defined time periods to maintain exclusive rights under the license. The Company's agreement with Syntex (U.S.A.), Inc. ("Syntex") for ranolazine requires it to make a milestone payment to Syntex upon FDA approval of an NDA for ranolazine. The Company's agreement with Biogen requires the Company to meet certain development milestones in order to receive or be entitled to retain certain payments. Failure of the Company to meet its obligations under its collaborative arrangements could result in a termination of those arrangements and the loss of rights to the compounds under development and could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates or could require or result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.


                                  6.

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

     Since its inception, the Company has been engaged in research and development activities and has generated no product revenues. As of September 30, 1997, the Company had an accumulated deficit of approximately $53.4 million. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. The Company will not receive product revenues unless and until it or its collaborative partners complete clinical trials and receive regulatory approval for commercial sale with respect to one or more products and successfully commercialize such products. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future.

NEED FOR ADDITIONAL FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING

     The Company will require substantial additional funding in order to complete its research and development activities and commercialize any potential products. The Company has financed its operations primarily through the sale of equity securities, payments from its collaborators, equipment and leasehold improvement financing and other debt financing. The Company has generated no product revenue, and none is expected for at least several years. The Company anticipates that its existing resources and projected interest income will enable the Company to maintain its current and planned operations through 1999. However, there can be no assurance that the Company will not require additional funding prior to such time. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the timing, scope and results of preclinical studies and clinical trials conducted by the Company or its collaborators, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing or obtaining preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's capital requirements will be available on acceptable terms or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs or to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek or may adversely affect the Company's ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

UNCERTAINTY OF MARKET ACCEPTANCE

     The Company's future profitability is dependent on commercial acceptance of its potential products. The Company believes that market acceptance of its potential products will depend on the Company's or its collaborators' ability to provide acceptable evidence of the safety, efficacy and cost effectiveness of its products, as well as the effectiveness of its marketing strategy, which may include its own marketing efforts as well as those of its collaborators. In addition, third party payors can indirectly affect the demand for the Company's potential products by regulating the maximum amount of reimbursement that will be provided. There can be no assurance that potential products developed by the Company or its collaborators will achieve market acceptance among patients, physicians or third party payors, even if necessary regulatory and reimbursement approvals are obtained. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

     The pharmaceutical and biopharmaceutical industries are subject to intense competition and significant, rapid technological change. If regulatory approvals are received, certain of the Company's potential products will


                                  7.

compete with well established, FDA approved proprietary and generic therapies that have generated substantial sales over a number of years and which are reimbursed from government health administration authorities and private health insurers. In addition, CVT is aware of companies which are developing products that will compete for the same disease markets as its potential products. Many of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and sales resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company and its corporate partners, or developing products that are safer or more effective than those under development or proposed to be developed by the Company and its corporate partners. There can be no assurance that research and development by others will not render the Company's technology or its potential products obsolete or non-competitive. In addition, there can be no assurance that the Company's competitors will not develop more effective or more affordable products or achieve patent protection, regulatory approval or product commercialization earlier than the Company.

UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS

     The Company's success will depend to a significant degree on its ability to obtain patents and licenses to patent rights, to maintain trade secrets and to operate without infringing on the proprietary rights of others, both in the United States and other countries. The Company holds three issued U.S. patents and has filed a number of United States and foreign patent applications covering certain of its compounds. In addition, in connection with its corporate and academic collaborations, the Company has received licenses to a number of issued patents and patent applications for ranolazine and CVT 124. The Company intends to continue to file applications as appropriate for patents covering both its potential products and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technology. In particular, in certain cases the Company is dependent upon third parties for the prosecution of patents and patent applications. Failure of these third parties to effectively prosecute such patents could have a material adverse effect on the Company's ability to prevent competitors from developing similar compounds. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. If any of its competitors have filed patent applications in the United States that claim technology also invented by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office in order to determine priority of invention and, thus, the right to a patent for the technology in the United States, all of which could result in substantial cost to the Company. In addition, litigation, which would result in substantial cost to the Company, may be necessary to enforce any patents issued to the Company or to determine the scope and validity of the proprietary rights of third parties. There can be no assurance that any patents issued to the Company or to licensors from whom the Company has licensed rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

     The commercial success of the Company will depend in part on the Company not infringing patents issued to competitors and not breaching the licenses that might cover technology used in the Company's potential products. Failure by the Company to obtain a license to any technology required to commercialize its potential products could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies on trade secrets to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its employees, consultants, collaborators, advisors and corporate partners, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors.


                                  8.

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on certain members of its management and scientific staff. In addition, the Company relies on consultants and advisors. The loss of any of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. In order to pursue its research and product development plans, the Company will be required to attract and retain additional qualified scientific and other personnel. There can be no assurance that the Company will be successful in attracting and retaining these skilled persons who generally are in high demand by pharmaceutical and biopharmaceutical companies and by universities and other research institutions. The failure to successfully attract and retain qualified personnel, consultants and advisors may impede the achievement of development objectives and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a substantial portion of the stock options currently held by many of the Company's key employees are vested or may be fully vested over the next several years before the Company achieves significant revenues or profitability. The Company intends to grant additional options and provide other forms of incentive compensation to attract and retain such key personnel.

LIMITED MANUFACTURING, MARKETING AND SALES EXPERIENCE

     The Company does not currently operate manufacturing facilities for clinical or commercial production of its proposed products. The Company has no experience in manufacturing, and currently lacks the resources or capability to manufacture, any of its potential products on a clinical or commercial scale. The Company is currently, and will continue to be, dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of its products. For example, Biogen is responsible for the manufacture of CVT-124 to supply clinical trials. In addition, the Company acquired from Syntex a sufficient quantity of a sustained release formulation of ranolazine ("ranolazine SR") tablets to supply the first Phase III trial. The Company has an agreement with a third party manufacturer for clinical scale production of ranolazine's active pharmaceutical ingredient sufficient to support the remainder of the Phase III clinical program, registration and commercialization. The Company is negotiating with third party manufacturers for clinical scale production of ranolazine SR tablets sufficient to support the remainder of the Phase III clinical program, registration and commercialization. There can be no assurance that the Company will be able to maintain existing agreements for manufacturing of clinical quantities of potential products, that it will be able to establish or maintain agreements with other third parties or that these parties will be able to develop adequate manufacturing capabilities. In addition, prior to approval of an NDA for ranolazine, the Company will be required to demonstrate to the FDA's satisfaction, the bioequivalence of the multiple sources of ranolazine used in the Company's clinical trials.

     The Company currently has no sales, marketing or distribution capability. The Company may promote its products in collaboration with marketing partners or rely on relationships with one or more companies with established distribution systems and direct sales forces. In particular, Biogen is responsible for establishing marketing and sales activities for CVT-124. Alternatively, in the United States the Company may elect to establish its own specialized sales force and marketing organization to market its products to cardiologists. In the event that the Company is unable to reach and maintain agreement with one or more pharmaceutical companies or collaborative partners to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in commercializing any of its potential products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

SIGNIFICANT GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The research, testing, manufacture and marketing of drug products is subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other


                                  9.

applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as warning letters, civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and FDA refusal to approve pending new drug applications ("NDAs") or supplements to approved NDAs. The Company has not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of its products. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, such approval process is extremely expensive and uncertain. There can be no assurance that the Company's potential products will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, there can be no assurance that the Company will be able to obtain the labeling claims necessary or desirable for the promotion of those products. FDA requirements prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for postmarketing studies. If regulatory approval is obtained, the Company will be subject to ongoing FDA obligations and continued regulatory review. In particular, the Company or its third party manufacturer will be required to adhere to regulations setting forth current Good Manufacturing Practices, which require that the Company manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, the Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

     Prior to the submission of an NDA, drugs developed by the Company must undergo rigorous preclinical and clinical testing, which may take several years and the expenditure of substantial resources. Before commencing clinical trials in humans, the Company must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any products under development or other future products of the Company would result in FDA permission to commence clinical trials or that the Company will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Success in preclinical studies or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Further, there can be no assurance that if such testing of products under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body, or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of the Company's products.

     On November 11, 1997, Congress passed the Food and Drug Administration Modernization Act of 1997. This new legislation is intended to speed the approval of new drugs and medical devices by streamlining FDA's review procedures to ensure timely review of applications.

UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT

     The ability of the Company and its existing and potential corporate partners to market and sell its potential products successfully will depend in part on the extent to which reimbursement for the cost of such potential products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of the Company's products in Europe, the Company will be required to seek reimbursement on a country-by-country basis. If the Company or any existing or potential corporate partners succeed in bringing any products to market, there can be no assurance that these products will be considered cost effective, that


                                  10.

reimbursement will be available, or if available, that the payors' reimbursement policies will not adversely affect the Company's or any such existing or potential corporate partner's ability to sell such products on a profitable basis.

PRODUCT LIABILITY EXPOSURE; AVAILABILITY OF INSURANCE

     The manufacture and sale of biopharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A successful product liability claim brought against the Company in excess of its insurance coverage, if any, could have a material adverse effect on the Company's business, financial condition and results of operations.

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

     The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of contamination or injury from these materials cannot be eliminated completely. In such event, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the Company's business, financial condition or results of operations will not be materially adversely affected by current or future environmental laws or regulations.

VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock, like that of the common stock of many other biopharmaceutical companies, is likely to continue to be highly volatile. Factors such as the Company's operating results, developments in the Company's relationships with corporate partners, developments affecting the Company's corporate partners, results of preclinical studies and clinical trials by the Company, its corporate partners or its competitors, negative regulatory action or regulatory approval with respect to the Company or its competitors, announcements of new products by the Company or its competitors, developments related to patent or other proprietary rights by the Company or its competitors, changes in the position of securities analysts with respect to the Common Stock, and market conditions for biopharmaceutical or biotechnology stocks in general, may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of biopharmaceutical, biotechnology and healthcare companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may materially adversely affect the market price of the Common Stock. In some future quarter the Company's operating results may be below the expectations of public market analysts and investors, and, as a result, the price of the Common Stock would likely be materially adversely affected.

CONTROL BY EXISTING STOCKHOLDERS; ANTI TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

     As of October 31, 1997, the Company's officers, directors and principal stockholders beneficially owned approximately 41.93% of the outstanding shares of the Common Stock. As a result, such persons may have the


                                  11.

ability to effectively control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Amended and Restated Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.


                                  12.

                        SELLING SECURITYHOLDERS

     The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock owned by the Selling Securityholders prior to this offering, the number of shares of Common Stock being offered for the account of the Selling Securityholders and the number of shares of Common Stock to be owned by the Selling Securityholders after completion of this offering. This information is based upon information provided by the Selling Securityholders. Because the Selling Securityholders may offer all, some or none of their Common Stock being offered, no definitive estimate as to the number of Shares thereof that will be held by the Selling Securityholders after such offering can be provided.

                                                                                    SHARES BENEFICIALLY
                                   SHARES BENEFICIALLY          SHARES BEING            OWNED AFTER
SELLING SECURITYHOLDER          OWNED PRIOR TO OFFERING(1)         OFFERED             OFFERING(1)(2)
----------------------          --------------------------         -------             --------------
                                  NUMBER         PERCENT                            NUMBER        PERCENT
                                  ------         -------                            ------        -------
Syntex (U.S.A.), Inc.               75,000          *                75,000           --             --

Biotech Target S.A.              1,397,147        16.59%          1,397,147           --             --

_______________

* Less than 1%

(1) Based on 8,420,074 shares outstanding as of October 31, 1997. The Selling Securityholders named in the table have sole voting and investment power with respect to all shares beneficially owned.

(2) Assumes the sale of all Shares offered hereby. See "Plan of Distribution."


                                  13.

                        PLAN OF DISTRIBUTION

     The Shares may be offered by the Selling Securityholders from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly or by or through agents or broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of the Shares by them might be deemed to be underwriting discounts and
commissions under the Securities Act.   In order to comply with the
securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.
In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company is registering the Shares offered by the Selling Securityholders hereunder pursuant to contractual registration rights contained in the License Agreement and the Private Placement Agreement. The Company will pay substantially all of the expenses incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses are estimated to be $27,296. The Private Placement Agreement provides for cross-indemnification of one of the Selling Securityholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of 1,397,147 of the Shares.

                         LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Cooley Godward LLP ("Cooley"), Palo Alto, California. As of the date of this Prospectus, Cooley owns a warrant to purchase 2,500 units at a price of $.50 per unit with each unit consisting of one (1) share of Common Stock and one warrant to purchase one-half (1/2) share of Common Stock at an exercise price of $20.00 per share. GC&H Investments, a general partnership formed by the partners of Cooley for investment purposes, owns 10,675 shares of the Company's Common Stock and a warrant to purchase 875 shares of the Company's Common Stock at an exercise price of $20.00 per share. Alan C. Mendelson and Deborah A. Marshall, partners at Cooley, are the Secretary and Assistant Secretary of the Company, respectively.

                            EXPERTS

     The consolidated financial statements of CV Therapeutics, Inc. appearing in the CV Therapeutics, Inc. Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  14.

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------

                             TABLE OF CONTENTS
                                                                          Page
                                                                          ----
Available Information .................................................     2
Incorporation of Certain Documents by Reference .......................     2
The Company ...........................................................     4
The Offering ..........................................................     4
Use of Proceeds .......................................................     4
Dividend Policy .......................................................     4
Risk Factors ..........................................................     5
Selling Securityholders ...............................................    12
Plan of Distribution  .................................................    13
Legal Matters .........................................................    13
Experts ...............................................................    13


                             1,472,147 SHARES



                          CV THERAPEUTICS, INC.


                              COMMON STOCK


                               ----------
                               PROSPECTUS
                               ----------



                            DECEMBER 9, 1997

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